UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

PRESS RELEASE

Shell Proposes Revised Remuneration Policies for Executive Directors

The Royal Dutch/Shell Group of Companies today announced the key recommendations of the Remuneration and Succession Review Committee (REMCO) review of remuneration policies for Executive Directors.

Key recommendations:

•	Discontinue stock option grants;
•	Enhance conditional awards under an amended Long Term Incentive Plan; and
•	Amend the Deferred Bonus Plan, to introduce long-term performance conditions to the release of most of the matching shares.

In conducting this review, the Committee consulted with shareholders and has taken account of current market practices and governance developments. The Committee will put forward these recommendations for shareholder approval at the Annual General Meetings on 28 June. Full details of the review and 2004 actual remuneration will be in the 2004 Annual Reports to be published in May 2005. The proposed amendments would not lead to an increase in the overall value of compensation for Executive Directors.

Commenting on the review Aarnout Loudon, Chairman of the REMCO said

“These proposals are designed to reward performance that enhances the value of the Group, and we believe they will serve shareholders well.”

Long-Term Incentive Plan (LTIP)

Under the LTIP, performance shares are awarded conditionally once a year. The amended plan will allow for a conditional award of shares with a face value of zero to two and a half times base pay. REMCO will review the actual number of shares awarded to Executive Directors each year to reflect competitive market practice. The performance period will be no less than three years.

The number of shares received by Executive Directors at the end of the performance period will depend on the Total Shareholder Return (TSR) performance of the Group relative to our industry peers:

1.	200% of an award will be released if the Group is in first place;
2.	150% for second place;
3.	80% for third place;
4.	Awards will lapse entirely if the Group is in fourth or fifth place.

An award will only be released in part in the case of median performance or above, and the maximum only released in the case of exceptional performance. The Committee must be assured that the underlying performance of the Group is satisfactory before allowing awards to be released to Executive Directors. In reaching this judgment, it will consider the Group Scorecard results, excluding TSR, over the performance period, as the Scorecard measures the Group’s financial performance and operational excellence.

Deferred Bonus Plan

The amended plan will allow Executive Directors to invest up to 50% of their annual bonus in shares. Participation is currently on a voluntary basis, but from 2006, 25% of any annual bonus will be deferred on a mandatory basis.

The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares (dividend shares) and matching shares, would be released three years after deferral.

A participant will receive one matching share for every four deferred bonus and dividend shares accumulated. Provided that the performance condition is met, he or she will receive up to three further performance-based matching shares.

The performance condition is the Total Shareholder Return (TSR) of the Group against the major integrated oil companies (Exxon, BP, Total and ChevronTexaco), as follows:

1.	TSR ranked 1st: three performance-based matching shares.
2.	TSR ranked 2nd: two performance-based matching shares;
3.	TSR ranked 3rd: one performance-based matching share;
4.	TSR ranked 4th or 5th: no performance-based matching shares.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 17 March 2005